Exhibit 99.1

NEWS RELEASE

Fortuna publishes its 2024 Sustainability Report

Vancouver, May 21, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce the publication of its seventh annual Sustainability Report, highlighting key developments in 2024 related to governance, corporate strategy, risk management, and performance. The report also outlines Fortuna’s commitments and progress on the environmental, social, and governance (ESG) factors most material to our business and stakeholders.

Jorge A. Ganoza, President, and CEO, stated, “Sustainability is not just a responsibility - it is a strategic imperative that underpins our success as an efficient business and a trusted partner to our investors and stakeholders in the countries where we operate, now and in the future. We take pride in our 2024 performance, while acknowledging that continuous improvement is essential in the areas that matter most.” Mr. Ganoza added, “Our leadership team is fully committed to embedding sustainability—particularly the prioritization of health and safety—into every aspect of our decision-making, from daily operations to long-term strategic planning.”

Julien Baudrand, Senior Vice President of Sustainability, commented, “This report outlines Fortuna’s progress in aligning with leading industry practices, including Critical Risk Management, the Global Industry Standard on Tailings Management (GISTM), and ISO 14001 and 45001 certifications. It also highlights our 2024 achievements, such as top-tier performance in health and safety, industry-leading greenhouse gas emissions intensity per ounce of gold produced, and no significant negative impacts on the environment or our host communities.” Mr. Baudrand concluded, “Striving for sustainability excellence - by achieving zero harm, minimizing our environmental footprint, and meeting stakeholder expectations - strengthens our relationships with shareholders, lenders, local authorities, communities, and employees, while creating lasting value for Fortuna.”

Key facts and figures from the 2024 Sustainability Report:

Governance

•	63 percent of our directors possess expertise in safety, sustainability, and ESG
•	30 percent of executive short-term incentive compensation is tied to ESG performance
•	Enterprise Risk Management (ERM) incorporates sustainability-related factors

Workforce Health and Safety

•	Zero fatal incidents
•	Lost Time Injury Frequency Rate (LTIFR): 0.48
•	Total Recordable Incident Frequency Rate (TRIFR): 1.36
•	93 percent of employees received training in Critical Risk Management (CRM)

Community Relations

•	Zero significant community grievances
•	US$103 million contributed in government payments
•	US$9.2 million allocated to community development programs and funds
•	41 percent of employees are from local communities

Environment

•	Zero significant environmental spills
•	Zero non-compliances associated with water quality permits, standards, or regulations
•	Carbon intensity: 0.38 tonnes of carbon dioxide equivalent emitted per gold equivalent ounce
•	14 percent of total energy consumption sourced from renewables
•	Freshwater consumption intensity: 0.23 m3 per tonne of processed ore
•	58 percent of water is recycled or reused

Human Capital, Human Rights, and Business Ethics

•	Zero recorded cases of human rights violations
•	Zero recorded incidents of corruption
•	5,099 full-time workers, including contractors
•	16 percent of the workforce are women

The report also highlights the transformative projects that we are leading across our host countries in Latin America and West Africa, demonstrating how our initiatives create lasting social and environmental value that extends beyond financial performance.

As part of our ongoing commitment to transparency and stakeholder engagement, we have introduced a new companion resource: the Sustainability Data Booklet. This document is aligned with the 2023 SASB Metals & Mining Standard, TCFD recommendations, and GRI Standards 2021, including the newly released GRI 14: Mining Sector Standard (2024). It is complemented by our Interactive Analyst Center, which offers downloadable, site-specific ESG data for enhanced accessibility and insight.

Fortuna’s 2024 Sustainability Report is available on our website: www.fortunamining.com

We welcome questions and feedback at: sustainability@fmcmail.com

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements, including, without limitation, statements pertaining to the Company’s sustainability plans, targets, strategies, and goals, such as working towards a zero harm workplace, implementing the Global Industry Standard for Tailings Management, and minimizing our environmental footprint. Often, but not always, these forward-looking statements can be identified by the use of words such as “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “goal”, “budget”, “aim”, “intent”, “estimate”, “may”, “should”, “could”, “future” and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such risks, uncertainties, and factors include, among others, risks associated with climate change; risks associated with mining regime changes in the Company’s operating jurisdictions, including those related to permitting and approvals, environmental and tailings management, labour, trade relations, and transportation, other factors including accidents, equipment breakdown, environmental risks; as well as those factors discussed under “Description of the Business - Risk Factors” in the Company’s Annual Information Form, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are based on the assumptions, beliefs, expectations, and opinions of management, including, but not limited to, continued availability of water and power resources at the Company’s operations; financial and physical impacts of climate change and climate change initiatives on markets and the Company’s operations; the availability and effectiveness of technologies needed to achieve the Company’s sustainability goals and strategies; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change affecting the Company or its properties. Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

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